O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2250

May 14, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Healthways, Inc. (the “Company”)
Soliciting Materials Filed Pursuant to Exchange Act Rule 14a-12 (the “Soliciting Materials”)
Filed April 1, 2014
File No. 000-19364

Dear Mr. Reynolds:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 24, 2014 (the “Staff Letter”) with regard, in part, to the above-referenced matter. We have reviewed the Staff Letter with North Tide Capital Master, LP and the other participants in the solicitation (collectively, “North Tide”), and we provide the following responses on North Tide’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Soliciting Materials.

Soliciting Materials Filed Pursuant to Exchange Act Rule 14a-12

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide us support for the following information on slide 19:

We acknowledge the Staff’s comment and, on a supplemental basis, have provided below support and clarification for certain information on slide 19 of the Soliciting Materials (“Slide 19”). In addition, we have revised the Soliciting Materials to replace the chart in Slide 19 with a chart that reflects a correction to the covenant ratio provided for the Company’s quarter ended June 30, 2013 and a revision to our calculation of the Company’s EBITDA.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 14, 2014

•	The leverage ratio covenants for fiscal quarters ended March 31, 2013 and June 30, 2013.

With respect to the leverage ratio covenant for fiscal quarter ended March 31, 2013, please see page 70 of the Company’s Fifth Amended and Restated Revolving Credit and Term Loan Agreement filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 11, 2012.

With respect to the leverage ratio covenant for fiscal quarter ended June 30, 2013, we have revised this covenant on Slide 19 from “4.0” to “5.0”. Please see page 3 of the Company’s Third Amendment to the Fifth Amended and Restated Revolving Credit and Term Loan Agreement filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on July 1, 2013.

•	That the company’s leverage ratio is calculated in accordance with the terms of the applicable credit agreements.

We had inadvertently omitted stock-based compensation from our calculation of the Company’s EBITDA for the purpose of determining the Company’s leverage ratio covenants. We have revised our calculation of the Company’s EBITDA to account for the Company’s stock-based compensation, which increased the Company’s EBITDA by approximately $1.5 – 2 mm per quarter. This revised calculation does not refute our conclusion that the Company’s financial leverage remains high and dangerously close to the Company’s leverage ratio covenants.

•	That the covenants per the 7/1/13, 6/8/12, and 3/30/10 agreements are applicable to the periods presented in the table.

With respect to the July 1, 2013 Agreement, please see page 3 of the Company’s Third Amendment to the Fifth Amended and Restated Revolving Credit and Term Loan Agreement filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on July 1, 2013.

With respect to the June 8, 2012 Agreement, please see page 70 of the Company’s Fifth Amended and Restated Revolving Credit and Term Loan Agreement filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 11, 2012.

With respect to the March 30, 2010 Agreement, please see section 6.1 of the Seventh Amendment to Third Amended and Restated Revolving Credit and Term Loan Agreement filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on April 5, 2010.

May 14, 2014

2.
In future filings, please ensure that you clearly characterize each statement or assertion of opinion or belief as such. As examples only, we note the following statements, which are not characterized in that way:

•	“… terrible financial performance and abysmal shareholder return…”

•	“Total shareholder return has been horrific…”

•	“Compensation has been improperly structured for years.”

•	“…the share price rose largely on the hype associated with these deals.”

We acknowledge the Staff’s comment and have revised the Soliciting Materials to clearly characterize each statement or assertion of opinion or belief as such. Please see the Soliciting Materials.

*           *           *           *           *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Andrew Freedman

Andrew Freedman, Esq.